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                           400 Gold Ave SW Suite 1000
                          Albuquerque New Mexico 87102
                      Tel: 505.248.0000, Fax: 505.244.4115
                               www.nexiconinc.com

                                                               December 15, 2005

U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549
Attention: Larry Spirgel, Assistant Director

Re:   Nexicon, Inc.
      Form 10-KSB for the Fiscal Year ended December 31, 2004
      Form 10-QSB for the Fiscal Quarters ended March 31, 2005, June 30, 2005 and September 30,2005
      (File No. 0-30244)

Dear Mr. Spirgel:

This letter has been prepared in response to your request for Nexicon, Inc. to respond to the comments of the United States Securities and Exchange Commission as memorialized in your October 17, 2005 letter to Daniel Urrea (the "Comment Letter") concerning the above-referenced 10KSB. Due to the complexity of the issue, we requested a 60 day (December 15, 2005) extension of time to respond to the Comment Letter.

As you are aware, the Staff has recently issued a number of comment letters to registrants regarding the issues raised in the Staff's October 17 comment letter to us, i.e., the accounting for convertible debt instruments that are subject to registration rights agreements and/or that have embedded derivative instruments. As a result of our review of the Staff's comment letter and the issues it raises, we have found that a number of accounting firms and consultants are having to address issues related to the application of EITF Issue 00-19. We have recently engaged an accounting firm to assist us with our review of this matter.

We have re-evaluated our debt agreements in light of the issues raised by the Staff and in accordance with EITF 00-19 and have concluded that there are embedded derivative instruments that require to be bifurcated and accounted for as derivative liabilities. We have the following comments with respect to our accounting and valuation and the timing of amendments to our Forms 10-KSB and 10-QSB:


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1. Host Classification

2004 Secured Convertible Debentures

As you pointed out, these instruments have a variable conversion price and therefore do not qualify as "conventional convertible debt" under EITF 00-19. As a result, after evaluation of the EITF 00-19 criteria, the embedded conversion option, together with any other embedded derivatives, will require to be bifurcated and accounted for separately as derivative instruments.

June 2005 Termination Agreement

Essentially, the 2004 agreements were refinanced in June 2005. We will need to apply the guidance under EITF 96-19 to determine if we have an extinguishment. However, we do not expect such to be the case because none of the variables affecting the cash flow under the agreements have significantly changed (i.e., the interest rate, premium or liquidated damages under the Registration Rights Agreement).

June 2005 Secured Convertible Debentures

Although these debentures have a fixed conversion price, they do have anti-dilution provisions that are not "standard" and which allow adjustments to conversion that affect these debenture holders and not any other shareholders. Under EITF 05-02, this would result in the debentures not being conventional convertible debt. We have yet to conclude on our review of the tests in EITF 00-19, but currently expect that the embedded conversion option will need to be bifurcated.

2. Freestanding derivatives associated with the host

We are not obligated to issue any warrants to the debenture holders unless we redeem the debt for cash. Therefore, as of today, no warrants have been issued. However, if we do make a cash redemption and issue warrants that are subject to the registration rights agreement and the possible associated liquidated damages, we will evaluate the warrants for liability classification and derivative accounting.

3. Identification of embedded derivatives of the host

In accordance with DIG Issue B-15, we will account for any embedded derivatives as a single compound derivative instrument. At this time, we have identified and considered the following points:

      (a) The embedded conversion option, including the potential conversion of the interest payments, will be bifurcated and accounted for as a derivative instrument liability. We will use the Black-Scholes option pricing model to calculate this value. We will compare our volatility to a peer group to estimate the appropriate volatility to use in these calculations.

      (b) Standby Equity Distribution Agreement ("SEDA"). This agreement is with the holder of the convertible debt and allows us to require them to purchase our common stock. We will evaluate this agreement to determine whether any accounting is required for this agreement.


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      (c)   Our ability to redeem for cash with a 20% cash premium, plus warrants, is within our control and, in accordance with DIG Issue B39, does not require to be evaluated under FAS 133 for possible bifurcation.

      (d) Other embedded derivatives - there is no premium payable in the event that we are required to repay the debt and no provision that adjusts the interest rate in response to changes in the market price of our common stock. We will review the agreements for any other potential embedded derivative instruments.

4. Other derivatives

We currently have no outstanding warrants or options to non-employees and no other convertible instruments for which liability classification and derivative accounting would potentially be required. However, we are now aware of the issues in paragraph 20 of EITF 00-19 which may require liability classification for instruments that are required to be settled in shares.

5. Valuation of Embedded Derivatives and timing

We have engaged a firm to assist us in preparing a valuation model. We expect to have a model completed, and reviewed by our auditors in forty-five days from the date of this letter. We are hoping that this time frame is acceptable to the Staff in light of the fact that through September 30, 2005, we have to deal with two different issuances of Convertible debentures, with the initial issuance and measurement dating back to March 2004. This will result in at least ten different measurement dates (seven quarters, two initial dates and the termination dates). Furthermore, we will have to evaluate our own historical volatility against that of a peer group. Finally, the firm that we have engaged to assist us will require some time to familiarize themselves with our debt instruments in order to assist in building a valuation model. In addition, our external auditors will need some time to perform the procedures necessary for them to review and conclude on the revised accounting.

                                        Very truly yours,


                                        /S/DANIEL URREA
                                        ---------------
                                        Daniel Urrea
                                        Chief Financial Officer


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